EXHIBIT 12.2
DENBURY RESOURCES INC.
COMPUTATION OF PROFORMA RATIO OF EARNINGS TO FIXED CHARGES

	Year ended	Nine months ended
	December 30, 2007	September 30, 2008
(amounts in thousands)
Earnings:
Pretax income from continuing operations (1)	$384,436	$549,598
Plus: Equity in (earnings) loss of affiliates	1,110	(3,796)
Plus: Distributions of equity investee	1,427	4,853
Plus: Amortization of capitalized interest	169	89
Plus: Fixed charges (below)	64,895	51,542
Less: Interest capitalized	(20,385)	(19,524)

Earnings	$431,652	$582,762

Fixed Charges:
Interest expense	$30,830	$23,988
Capitalized interest	20,385	19,524
Interest component of rent expense	4,702	4,347
Imputed preferred dividend	—	—
Preferred dividend tax effect	—	—
Adjustments:
Estimated net increase in interest expense from refinancing	8,978	3,683

Fixed charges	$64,895	$51,542

Ratio of earnings to fixed charges	6.7	11.3

(1)	Adjusted for estimated net increase in interest expense from refinancing.